UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
CURRENT REPORT
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2024
Commission File Number: 001-39829
____________________
COGNYTE SOFTWARE LTD.
(Translation of registrant's name into English)
_______________________
  33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)
indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒            Form 40-F ☐

Explanatory Note

On January 24, 2024, Cognyte Software Ltd. (the “Company”) has entered into a credit facility agreement (the “Credit Facility”) with Bank Hapoalim B.M. (the “Bank”). The Credit Facility precedes the scheduled expiration of the current credit facility with the Bank, which was scheduled to expire on January 31, 2024, ensuring a seamless transition and uninterrupted support for the Company’s financial priorities. The Credit Facility is extended to the Company until January 31, 2026. Based on the Company’s financial objectives, current cash balance and expected cash flow, the available amount under the Credit Facility will be revised to $30 million from the previous $50 million. As of this date, there are no outstanding amounts borrowed by the Company under the previous credit facility with the Bank. The Credit Facility contains customary affirmative and restrictive covenants for credit facilities of this type.
The Credit Facility, coupled with the Credit Extension and Amendment previously obtained from Bank Leumi Le-Israel B.M., as detailed in the Company’s Report of Foreign Issuer on Form 6-K submitted to the Securities and Exchange Commission on January 3, 2024, provides the Company with an aggregate credit line of $65 million, accessible to the Company until January 31, 2026.
The summary herein of the Credit Facility is qualified in its entirety by reference to such agreement, which is filed as an exhibit to this Report on Form 6-K and is deemed incorporated herein by reference.
The information in this Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-252565).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Credit Facility, dated January 24, 2024, among Cognyte Technologies Israel Ltd., Cognyte Software Ltd. and Bank Hapoalim B.M.
99.1A	Amended and Restated Deed of Undertaking dated 24 January 2024, among Cognyte Technologies Israel Ltd., Cognyte Software Ltd. and Bank Hapoalim B.M

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COGNYTE SOFTWARE LTD. (Registrant)

January 25, 2024	By:	/s/ David Abadi
David Abadi
Chief Financial Officer